The Board of Trustees, on February 8, 2000, approved the following change to the By-laws of the Trust:

Section 6.01. General. All deeds, documents, transfers, contracts, agreements, and other instruments requiring execution by the Trust shall be signed by the President, any Executive Vice-President, any Senior Vice-President, any Vice-President, the Controller, the Secretary, or the Treasurer, or as the Board of Trustees may otherwise, from time to time, authorize. Any such authorization may be general or confined to specific instances.